UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

October 31, 2019

(Commission File No. 001-38475)

ASLAN PHARMACEUTICALS LIMITED

(REG. NO. 289175)

(Translation of registrant’s name into English)

CAYMAN ISLANDS

(Jurisdiction of incorporation or organization)

83 CLEMENCEAU AVENUE

#12-03 UE SQUARE

SINGAPORE 239920

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐        No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐        No ☒

Financial Results

On October 31, 2019, ASLAN Pharmaceuticals Limited (the “Company”) issued its financial results for the third quarter ended September 30, 2019 (the “Financial Results”).

A copy of the Financial Results is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Amended and Restated Memorandum and Articles of Association

On June 21, 2019, the Company adopted its Seventh Amended and Restated Memorandum and Articles of Association (the “Restated Articles”). The Restated Articles, among other things, update and amend the requirements needed to convene a shareholders’ meeting, expand upon the powers of directors to convene general meetings and request the register of members, increase the scope of interested director transactions, amend and simplify shareholder petition rights for and on behalf of the Company against the Company’s director(s) and clarify that the Taipei District Court, ROC, may have jurisdiction over such petition.

The description of the Restated Articles does not purport to be complete and is qualified in its entirety by reference to the Restated Articles, a copy of which is attached hereto as Exhibit 99.2 and incorporated by reference herein.

Loan Facilities

On September 30, 2019 and October 25, 2019, the Company entered into a series of loan facilities with certain of the Company’s directors, existing stockholders or affiliates thereof, and others, for an aggregate loan amount of $2.95 million. The loan facilities provide the Company with additional working capital to support its ongoing research and development programs and clinical studies. The two types of loan facilities are described below:

Convertible Loan Facility

On September 30, 2019, the Company entered into a loan facility with Bukwang Pharmaceutical Co., Ltd., for an amount of $1.0 million (the “September 2019 Loan Facility”). The September 2019 Loan Facility has a two-year term with a 10% interest rate per annum, commencing upon the date the Company draws down on such facility. The Company has the option to repay the amounts owed under the September 2019 Loan Facility at any time, subject to certain conditions.

The lender will have the right to convert, at their option, any outstanding principal amount plus accrued and unpaid interest under the loan into that number of the Company’s newly issued American Depositary Shares (“ADSs”) calculated by dividing (a) such outstanding principal amount and accrued and unpaid interest under the loan by (b) 90% of the volume-weighted average price of the Company’s ADS on the date of the conversion notice. Each ADS represents five ordinary shares of the Company. The ability to convert is subject to certain conditions, including that the Company’s ordinary shares will have been delisted from the Taipei Exchange (“TPEx”), and expires at the expiry of the term of the loan.

The foregoing description of the September 2019 Loan Facility does not purport to be complete and is qualified in its entirety by reference to the full text of such document, which is attached hereto as Exhibit 99.3 and incorporated by reference herein.

October 2019 Loan Facility

On October 25, 2019, the Company entered into a loan facility with certain existing stockholders/directors, or affiliates thereof, for an aggregate amount of $1.95 million (collectively, the “October 2019 Loan Facility”). The October 2019 Loan Facility has a two-year term with a 10% interest rate per annum, commencing upon the date the Company draws down the facility, which must be drawn down in full. The Company has the option to repay not less than $1.0 million of the amounts owed under the October 2019 Loan Facilities at any time, subject to certain conditions. In the event that the Company raises net proceeds of more than $19.5 million in a financing transaction during the loan term, the Company will be obligated to repay any unpaid portion of the principal amount and accrued interest thereunder within 30 days of the receipt of the proceeds from such financing transaction.

The October 2019 Loan Facility provides that, during the time that any amount is outstanding thereunder, the Company will not (i) incur any finance debt which is secured by a security interest or (ii) carry out or implement any merger, consolidation, reorganization (other than the solvent reorganization of the Company), recapitalization, reincorporation, share dividend or other changes in the capital structure of the Company which may have a material adverse effect on the rights of the lenders, in each case except with the prior written consent of the lenders. In addition, upon an event of default (as defined in the October 2019 Loan Facility), the lenders may declare the principal amounts then outstanding and all interest thereon accrued and unpaid to be immediately due and payable to the lenders.

In the event that the Company draws down on the October 2019 Loan Facility, the Company will issue the lenders warrants (the “Warrants”) to purchase an aggregate number of ADSs calculated by dividing (a) 50% of the aggregate principal amount provided to the Company by (b) the Warrant Exercise Price. The “Warrant Exercise Price” is equal to 120% of the volume-weighted average price per ADS on the draw down date, and will be the exercise price per ADS for the Warrants. The Warrants are exercisable only after the Company’s ordinary shares have been delisted from TPEx, and will expire on the earlier of (i) the first anniversary of such TPEx delisting or (ii) expiry of the term of the October 2019 Loan Facility. If, by expiry of the term of the October 2019 Loan Facility, (i) the Company’s shares have not been delisted from TPEx and (ii) the Warrants have not been exercised, the lenders shall be entitled to receive a further sum equal to 5% of the principal amount per annum, by way of additional interest, payable by the Company upon expiry of the loan term.

The foregoing descriptions of the October 2019 Loan Facility and the Warrants do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, which are attached hereto as Exhibits 99.4 and 99.5, respectively, and incorporated by reference herein.

Exhibits

Exhibit Number	Exhibit Description

99.1	ASLAN Pharmaceuticals Limited Financial Results for the Third Quarter Ended September 30, 2019.

99.2	Seventh Amended and Restated Memorandum and Articles of Association of ASLAN Pharmaceuticals Limited.

99.3	Loan Facility dated September 30, 2019.

99.4	Loan Facility dated October 25, 2019.

99.5	Form of Warrant to purchase American Depositary Shares to be issued to October 2019 Loan Facility lenders.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ASLAN PHARMACEUTICALS LIMITED (Registrant)

By:	/s/ Kiran Kumar Asarpota
Name:	Kiran Kumar Asarpota
Title:	VP Finance

Date: October 31, 2019